EXTRA PROTECTION INCREASE RIDER

This rider is part of your policy. It is issued based on the information given in the application and deduction from the accumulated value of the monthly cost of the benefits provided by this rider. All definitions, provisions and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the same as the Policy Date unless another date is shown on the current Data Pages.

FACE AMOUNT INCREASES On each Policy Anniversary, we will increase the face amount of your policy, subject to the provisions of this rider, as long as your rider is in force with no premium is in default. These increases are automatic. No evidence of insurability is required.

The amount of the increase will be:

      1.  The face amount of your policy as of the Policy Date

                              PLUS

      2. The premiums paid as of the Policy Date, up to the Extra Protection Amount elected on your application, as shown on your current data pages

                              LESS

      3. The face amount of your policy on the current increase date, not including the current increase from this rider.

The premium for each increase will be based on the Insured's Attained Age on the Policy Anniversary on which the increase is effective. The increase will be in a premium increase class equivalent to that shown on the current Data Pages.

Increases are subject to your acceptance, to the provisions of this rider and any other applicable policy provisions, including any exclusions or limitations.

Increases are available only when the amount of the increase is at least the minimum increase shown on the current data pages.

EFFECTIVE DATE Any increase accepted under this rider, unless timely rejected, will be effective on the Policy Anniversary immediately following the date of our increase offer.

ACCEPTANCE AND REJECTION OF INCREASES Your premium will be increased for any increase in protection made under this rider. We will offer any increase under this rider by notifying you of the increased premium. You may accept the face amount increase by paying the increased premium. We will then send you new Data Pages reflecting the changes in your policy due to such increase.

You may reject an increase by notifying us in writing prior to the effective date of the increase, or by not paying the increased premium.


LIMITS ON INCREASE  MAXIMUM INCREASE  - Any  increase  we offer you will not exceed the lesser of 1 or 2 below.

         1.  (10% of A) minus B where:

A equals the face amount as of the Policy Date or the last Policy Anniversary, whichever is later; and

B equals any face amount increase(s) since the last Policy Date or the last Policy Anniversary, whichever is later.

         2. The maximum increase amount shown on the current Data Pages minus any face amount increase(s) since the Policy Date or the last Policy Anniversary, whichever is later.

LIFETIME MAXIMUM INCREASE - Notwithstanding anything to the contrary in this rider, the face amount may at no time exceed the Lifetime Maximum Increase amount shown on the current Data Pages.

WAIVER BENEFITS If your policy has a rider that provides any benefits due to disability, we will increase such benefits when an increase occurs under this rider. For more information, see the rider providing those benefits.

If your policy includes a Waiver of Specified Premium rider, you may increase the speckfied premium amount under that rider whenever this rider's increase option is exercised. However, any increases of the specified premium amount will be no greater than:

           1. The amount necessary to keep the same specified premium amount/total annual premium amount ratio that existed before the increase; or

           2. The amount necessary to make the specified premium amount and the total annual premium amount the same.

Any increases of the specified  premium amount will increase the premium for the
Waiver  of  Specified   Premium   Rider.   Increases   require  no  evidence  of
insurability.

TERMINATION This rider terminates, with no further increases available, on the first of:

           1.  The Policy Anniversary following the Insured's 65th birthd

           2.  Your rejection of an increase;

           3.  The termination of your policy;

           4. The application of your policy's net surrender value under a lapse or surrender option.

           5.  Our receipt of your Written Request to cancel the rider; or

REINSTATEMENT In addition to all other policy conditions for reinstatement, if either of the following conditions exists, this rider may be reinstated as part of your policy:

           1. Whenever an underwritten increase is made in your policy's face amount, provided that increase is issued at an available premium class; or

           2. Automatically on the Policy Anniversary following the insured's 21st birthday, if terminated prior to that time.

This rider will be reinstated in a risk class we determine based in information provided in the application for reinstatement.